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PROSPECTUS SUPPLEMENT
(To prospectus dated January 9, 2003)

$250,000,000

Commonwealth Edison Company
First Mortgage 4.74% Bonds, Series 102, due 2010

        We will pay interest on the Bonds on February 15 and August 15 of each year, beginning February 15, 2004. The Bonds will mature on August 15, 2010. We may redeem the Bonds at any time at the price specified in this prospectus supplement. There is no sinking fund for the Bonds.

        The Bonds will be secured equally with all other bonds now outstanding or subsequently issued under our Mortgage.

        Investing in the Bonds involves risks that are described in the "Risk Factors" section beginning on page 9 of the accompanying prospectus.

	Per Bond	Total
Public offering price (1)	100.000%	$250,000,000
Underwriting discount	0.625%	$1,562,500
Proceeds, before expenses, to ComEd	99.375%	$248,437,500

(1)
Plus accrued interest from August 25, 2003, if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The Bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 25, 2003.

Banc One Capital Markets, Inc.	JPMorgan	Wachovia Securities
ABN AMRO Incorporated	Citigroup	Dresdner Kleinwort Wasserstein

Loop Capital Markets, LLC

The date of this prospectus supplement is August 18, 2003.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

FORWARD-LOOKING STATEMENTS

        Except for the historical information contained in this prospectus supplement and in the accompanying prospectus, several of the matters discussed in this prospectus supplement and the accompanying prospectus are forward-looking statements that are subject to risks and uncertainties. Words such as "believes," "anticipates," "expects," "intends," "plans," "predicts" and "estimates" and similar expressions are intended to identify forward-looking statements but are not the only means to identify those statements.

        The factors that could cause actual results to differ materially from the results described in the forward-looking statements include the factors discussed in this prospectus supplement, the factors discussed under "Risk Factors" in the accompanying prospectus, the factors discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Outlook and the Challenges in Managing Our Business" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 which is incorporated by reference in the accompanying prospectus, and other factors discussed in filings we make with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date on the front of this prospectus supplement or the accompanying prospectus, as the case may be. We do not undertake any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it was made.

COMMONWEALTH EDISON COMPANY

        We are a subsidiary of Exelon Corporation and are engaged principally in the purchase, transmission, distribution and sale of electricity to a diverse base of residential, commercial, industrial and wholesale customers in northern Illinois. Our traditional retail service territory covers approximately 11,300 square miles and an estimated population of approximately 8 million as of December 31, 2002. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of approximately 3 million. We delivered electricity to approximately 3.6 million customers at December 31, 2002.

        During January, 2001, Exelon undertook a corporate restructuring to separate its non-regulated, generation and other competitive businesses from its regulated energy delivery businesses. As part of the corporate restructuring, effective January 1, 2001, our assets and liabilities unrelated to energy delivery were transferred to separate subsidiaries of Exelon. The transferred assets and liabilities are related to nuclear generation and wholesale energy services and administrative functions for other business activities of Exelon and its subsidiaries. In connection with the restructuring, we entered into a power purchase agreement with Exelon Generation Company, LLC, a wholly owned subsidiary of Exelon, to supply us with all of our electric load requirements for customers through 2004. As a result of the restructuring, our transmission and distribution assets are the principal properties subject to the lien of our Mortgage.

        As a public utility under the Illinois Public Utilities Act, we are subject to regulation by the Illinois Commerce Commission, or ICC, including regulation as to rates and charges, issuance of most of our securities, services and facilities, classification of accounts, transactions with affiliated interests, as defined in the Illinois Public Utilities Act, and other matters. As a subsidiary of Exelon, a registered holding company under the Public Utility Holding Company Act of 1935, we are subject to a number of restrictions under that Act. As an electric utility under the Federal Power Act, we are also subject to regulation by the Federal Energy Regulatory Commission, or FERC, as to transmission rates and certain other aspects of our business, including interconnections and sales of transmission related assets.

        Our principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603 and our telephone number is (312) 394-4321.

SUMMARY FINANCIAL INFORMATION

        We have provided the following summary financial information for your reference. We have derived the summary information presented here from the financial statements we have incorporated by reference into this prospectus. You should read it together with our historical consolidated financial statements and the related notes incorporated by reference in this prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

        The merger transaction in which we became a subsidiary of Exelon was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles. The effects of the purchase method are reflected in our financial statements as of the merger date, October 20, 2000. Accordingly, our financial information presented for the period after the merger reflects a new basis of accounting. Financial information for 2000, separated by a black line, is presented for periods prior to and subsequent to the merger.

        In addition, effective January 1, 2001, our assets and liabilities unrelated to energy delivery were transferred to separate subsidiaries of Exelon as part of Exelon's restructuring. Thus, beginning in January 2001, our operations consist of our retail electricity distribution and transmission business in northern Illinois. The restructuring has had a significant impact on our assets, liabilities and equity and our results of operations. Our results of operations and assets and liabilities prior to January 2001 do not reflect the restructuring.

			Year Ended December 31,		Six Months Ended June 30,
	Jan 1- Oct. 19, 2000	Oct. 20- Dec. 31, 2000
			2001	2002	2002	2003
	($ in millions)
Income Statement Data
Operating revenues	$5,702	$1,310	$6,206	$6,124	$2,796	$2,785
Operating income	1,048	338	1,594	1,766	834	854
Net income on common stock	596	133	607	790	360	401
Adjusted net income (a)	596	156	733	790	360	401
Cash Flow Data
Cash interest paid, net of amount capitalized (b)	418	88	451	417	217	173
Investment in plant, net (c)	1,224	207	869	780	372	355
Cash flows provided by operating activities (d)	1,071	483	1,346	1,983	740	430
Cash flows (used in) provided by investing activities (d)	(824)	(759)	(458)	(759)	(352)	(506)
Cash flows (used in) provided by financing activities (d)	(956)	(129)	(1,006)	(1,231)	(57)	94
	As of December 31,
				As of June 30, 2003
	2000	2001	2002
	($ in millions)
Balance Sheet Data
Property, plant and equipment, net.	$7,657	$7,351	$7,756	$7,944
Goodwill, net	4,766	4,902	4,916	4,711
Total assets	20,198	15,627	15,830	16,677
Long-term debt (e).	6,882	5,850	5,268	5,584
Preference securities	7	7	7	7
Common shareholders' equity	6,176	5,076	5,751	5,823

  (a)
  We adopted Statement of Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. SFAS No. 142 establishes new accounting and reporting standards for goodwill and intangible assets. We do not have significant other intangible assets recorded on our balance sheet. Under SFAS No. 142, goodwill is no longer subject to amortization; however, goodwill is subject to an assessment for impairment using a two-step fair value based test, the first step of which must be performed at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. We have performed the first step in the fourth quarter 2002 and have determined that there is no impairment of our goodwill.

    The following table sets forth our net income, adjusted to exclude amortization expense related to goodwill that is no longer being amortized.

			Year Ended December 31,		Six Months Ended June 30,
	Jan 1- Oct. 19, 2000	Oct. 20- Dec. 31, 2000
			2001	2002	2002	2003
	($ in millions)
Reported net income	$596	$133	$607	$790	$360	$401
Goodwill amortization	—	23	126	—	—	—
Adjusted net income	$596	$156	$733	$790	$360	$401
  (b)
  Includes cash interest paid of $123 million, $39 million, $143 million, $125 million, $65 million and $56 million in connection with the ComEd Transitional Funding Trust notes for the periods January 1 through October 19, 2000 and October 20 through December 31, 2000, for the years ended December 31, 2001 and 2002, and for the six months ended June 30, 2002 and 2003, respectively.

  (c)
  These amounts include investment in plant and plant removals, net.

  (d)
  The cash flow amounts for the periods January 1 through October 19, 2000 and October 20 through December 31, 2000 and the period ended December 31, 2001 have been reclassified for comparative purposes. These reclassifications had no effect on net income or shareholders' equity.

  (e)
  Excludes current maturities of $348 million, $849 million and $698 million as of December 31, 2000, 2001 and 2002, respectively, and $869 million as of June 30, 2003.

Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,		Jan. 1- Oct. 19,	Oct. 20- Dec. 31,	12 Months Ended December 31,		6 Months Ended June 30,
	1998	1999	2000	2000	2001	2002	2002	2003
Earnings to Fixed Charges (a)	2.52	2.37	2.62	2.70	2.88	3.48	3.18	3.78

  (a)
  For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of net income before deducting net provisions for income taxes (including deferred taxes and current income taxes applicable to nonoperating activities), investment tax credits deferred and fixed charges; and (ii) fixed charges consist of interest on debt, amortization of debt discount, premium and expense, and the estimated interest component of nuclear fuel and other lease payments and rentals.

Notes to Summary Financial Information

        Electric Utility Restructuring Legislation.    In December 1997, Illinois enacted electric utility restructuring legislation known as the Electric Service Customer Choice and Rate Relief Law of 1997, or the Restructuring Legislation. Under that legislation:

  •
  Our customers have the choice to purchase energy from other suppliers and non-residential customers can also elect a power purchase option. The power purchase option allows the purchase of electric energy from us at market-based prices. As of June 30, 2003, no alternative electric supplier had sought approval from the Illinois Commerce Commission, or ICC, to serve residential customers, nor has any electric utility chosen to enter our residential market for the supply of electricity. As of June 30, 2003, approximately 22,000 retail non-residential customers, representing approximately 30% of our annual retail kilowatt-hour sales, had elected to receive their electric energy from an alternative electric supplier or chose the power purchase option. Customers who receive energy from an alternative electric supplier continue to pay us a delivery charge, which includes a competitive transition charge, or CTC. We are unable to predict the long-term impact of customer choice on our results of operations.

  •
  Our residential customers received two legislatively-mandated base rate reductions—a 15% reduction effective August 1998 and an additional 5% reduction effective in October 2001. Our operating revenues were reduced by approximately $99 million in 2002 and $24 million in 2001 due to the 5% residential base rate reduction.

  •
  Our base rates are generally frozen until January 1, 2007. The rate freeze period was extended to January 1, 2007 as a result of amendatory legislation enacted on June 6, 2002. We may request a base rate increase during the rate freeze period, but only when necessary to ensure our financial viability.

  •
  We are subject to earnings sharing provisions during the rate freeze period such that, if our earned return on common equity during that period exceeds an established threshold, we must refund one-half of the excess earnings to our customers. The threshold rate of return on common equity is based on the 30-year Treasury Bond rate plus 8.5% in the years 2000 through 2006; although the Monthly Treasury Bond Long-Term Average (25 years and above) replaced the 30-year Treasury Bond rate for purposes of this calculation beginning in February 2002. Earnings for purposes of our threshold include our net income calculated in accordance with generally accepted accounting principles and reflect the amortization of regulatory assets and goodwill. At June 30, 2003, we had a regulatory asset with an unamortized balance of $153 million that we expect to fully recover and amortize through the transition period. Consistent with the provisions of the Restructuring Legislation, regulatory assets may be recovered at amounts which provide us an earned return on common equity within the threshold. The earned return on common equity and our threshold return on common equity are each calculated on a two-year average basis. We did not trigger the earnings sharing provision in the years 2000 through 2002, and we do not currently expect to trigger that provision in the years 2003 through 2006.

  •
  We are allowed to collect the CTC from customers who choose to purchase electric energy from an alternative supplier or elect the power purchase option during a transition period that extends through 2006. We established a CTC as of October 1, 1999. It is applied on a cents per kilowatt-hour basis. It considers the revenue that we would have collected from a customer under tariffed rates, reduced by the revenue we will receive for providing delivery services to the customer, the market price for electricity and a defined mitigation factor, which represents our opportunity to develop new revenue sources and achieve cost savings. The CTC allows us to recover some of our costs that might otherwise be unrecoverable under market-based rates.

  •
  We are liable for actual damages suffered by customers in the event of a continuous power outage of four hours or more affecting 30,000 or more customers and are responsible for reimbursing governmental emergency and contingency expenses incurred in connection with any such outage. The

    Restructuring Legislation bars recovery of consequential damages. It allows us to seek relief from these provisions from the ICC in situations where we can show that the cause of the outage was unpreventable damage due to weather events or conditions, customer tampering or third party causes.

  •
  We are allowed to segregate a portion of our future revenues to support the issuance of securities by us or a special purpose financing subsidiary, which we did in December 1998 in connection with the issuance of $3.4 billion of notes. The proceeds, net of transaction costs, from those notes were used to refinance our outstanding debt and equity and for certain other limited purposes. Under the Restructuring Legislation, we could issue an additional approximately $3.4 billion of these securities.

        March 2003 Agreement.    On March 3, 2003, we entered into an agreement with various Illinois electric retail market suppliers, key customer groups and governmental parties regarding several matters affecting our rates for electric service. The agreement addressed, among other things, issues related to our residential delivery services rate proceeding (described below under "—Residential Delivery Services Proceeding"), our market value index proceeding, the process for competitive service declarations for our large-load customers (described below under "—POLR Proceeding") and an extension of our power purchase agreement with our affiliate, Exelon Generation Company, LLC. On March 28, 2003, the ICC issued orders consistent with the agreement, which is now effective.

        The March 2003 agreement provides for a modification of the methodology used to determine our market value energy credit. That credit is used to determine the price for specified market-based rate offerings by us, and the amount of the CTC that we are allowed to collect from customers who select an alternative retail electricity supplier or the power purchase option. The credit is adjusted upward through agreed upon "adders," which took effect in June 2003 and have the effect of reducing our CTC charges to customers. In addition, customers are allowed an option to lock-in CTC charges for multi-year periods during the regulatory transition period ending in 2006. Previously, those charges were subject to change annually. In 2002, we collected $306 million in CTC revenues. Based on the changes in the CTC as part of the March 2003 agreement and on current assumptions about the competitive price of delivered energy and customers' choice of electric supplier, we estimate that CTC revenue will be approximately $300 million in 2003 and approximately $140 million for each of the years 2004 through 2006.

        Under the March 2003 agreement, the parties agreed not to oppose a two-year extension of our full requirements power purchase agreement with our affiliate, Exelon Generation Company, LLC. The revised power purchase agreement would extend full-requirements service through 2006, replacing the partial requirements service for 2005 and 2006 provided for in our existing agreement. The parties to the March 2003 agreement also agreed not to oppose the continued recovery of up to $73 million in nuclear decommissioning charges during 2005 and 2006, depending on the amount of energy that we purchase from Exelon Generation's nuclear plants formerly owned by us.

        Finally, the March 2003 agreement provides for ComEd to fund $52.3 million for a variety of specified programs and incentives from 2003 through 2006 to be run by various consumer groups and governmental agencies. We recorded a charge to earnings associated with the $51 million (on a present value basis before income taxes) of funding of those programs and initiatives. This amount is partially offset by the reversal of a $12 million (before income taxes) reserve established in the third quarter of 2002 for a potential capital disallowance in the residential delivery services rate proceeding, and a credit of $10 million (before income taxes) related to the capitalization of employee incentive payments provided for in the delivery services order. The net one-time charge for these items is $29 million (before income taxes).

        Residential Delivery Services Proceeding.    We are authorized to charge customers who purchase electricity other than through traditional bundled rates (including those who purchase from an alternative supplier) for the use of our distribution system to deliver that electricity. These delivery service rates are set through proceedings before the ICC based upon, among other things, the operating costs associated with our distribution system and the capital investment that we have made in our distribution system. On April 1, 2002, the ICC issued an interim order in a proceeding to establish our residential delivery services rates. The rates set forth in the interim order became effective on May 1, 2002 when residential customers became eligible to choose their electricity supplier. Traditional bundled rates—rates paid by customers that retain ComEd as their electricity supplier—were not affected by that order. Also, delivery service rates for non-residential customers were not affected by that order.

The interim order was issued subject to an agreed-upon audit of the test year (calendar year 2000) expenditures. One of the purposes of the audit was to analyze and establish the reasonableness of our past investments and expenditures. The audit results were issued in October 2002 and recommended additional disallowances to test year expenditures and rate base levels.

        On March 28, 2003, the ICC issued an order establishing new residential delivery service rates, which are substantially comparable to the delivery service rates reflected in the interim order issued in April 2002. The parties to the March 2003 agreement have agreed that those rates should remain in effect through December 31, 2006, with a possible reopener in the event that a reexamination in 2005 shows that we are either under-recovering or over-recovering by more than 15%. In addition, the distribution system capital expenditure disallowance proposed in the audit was not approved by the ICC and, accordingly, is not reflected in the revenue requirement. In the order, distribution system plant reflected in the order was found to be prudent and used and useful. The ICC order is final and no longer subject to appeal.

        POLR Proceeding.    On November 14, 2002, the ICC entered an interim order in response to our request to revise the provider of last resort obligation we have in Illinois to be the back-up energy supplier to certain businesses. We sought permission from the ICC to limit availability by June 2006 of a bundled fixed rate that we offer to large customers with energy demands of at least three megawatts, including heavy industrial plants, large office buildings, government facilities and a variety of other businesses. Approximately 370 of our largest energy customers would be affected, representing an aggregate of approximately 2,500 megawatts. We also sought approval of related tariff amendments to implement the request and for approval to make changes to our real-time pricing tariff, which would be made available to customers who choose not to go to the competitive market to procure their electric power and energy. The ICC interim order allowed the bundled fixed rate changes to take effect by operation of law, as allowed by statute, and directed that we file tariffs that took effect on December 1, 2002, and became operational on the first day of our June 2003 billing period. The order also directed us to file proposed amendments to our real-time pricing tariff, which have been filed and have become effective. Two parties to the proceeding appealed the interim order. As a result of the March 2003 agreement described above, one of the parties who had appealed the ICC interim order withdrew its appeal. On March 28, 2003, the ICC entered an order approving a real-time pricing tariff that was consistent with the March 2003 agreement; however, that order has been appealed by a coalition of customers who were not parties to the March 2003 agreement. In the event that the ICC's order is modified or reversed as a result of that appeal, the March 2003 agreement provides that its provisions could become void on a going-forward basis unless the parties to that agreement ratify its continued effectiveness. The parties to the March 2003 agreement also agreed, if specified market conditions exist, not to oppose a process initiated in June 2004 or thereafter for achieving a similar competitive declaration for service to customers having load requirements of one to three megawatts.

        Capital Expenditures.    As part of our settlement agreement with the City of Chicago relating to our Chicago franchise agreement, we agreed to undertake a revised combination of ongoing work under the franchise agreement and new initiatives that total approximately $1 billion in defined transmission and distribution expenditures by us to improve electric service in Chicago. Illinois legislation also committed us to spend at least $2 billion during the period 1999 through 2004 on transmission and distribution facilities outside of Chicago. We have substantially completed these expenditures. In addition, we conducted an extensive evaluation of the reliability of our transmission and distribution systems in response to several outages in the summer of 1999. As a result of the evaluation, we increased our capital and operating and maintenance expenditures on our transmission and distribution facilities in order to improve their reliability.

        As a result of our commitments to improve the reliability of our transmission and distribution system, we expect our capital expenditures will exceed depreciation on our rate base assets through at least 2003. The base rate freeze will generally preclude incremental rate recovery of and on those incremental investments prior to January 1, 2007 from customers who receive service from us under bundled rates. Unless we can offset the additional carrying costs against cost savings, our return on investment will be reduced during the period of the rate freeze and until rate increases are approved authorizing a return of and on this new investment.

        Regional Transmission Organizations.    In December 1999, FERC issued Order No. 2000 requiring jurisdictional utilities, such as us, to file a proposal to form a regional transmission organization, or RTO, meeting certain governance, operational, and scope and scale requirements articulated in the order or, alternatively, to describe efforts to participate in or work toward participating in an RTO or explain why they were not participating in an RTO. Order No. 2000 is generally designed to separate the governance and operation of the transmission system from generation companies and other market participants.

        PJM Interconnection, LLC, or PJM, is the independent system operator and FERC-approved RTO for the Mid-Atlantic region in which it operates. PJM is the transmission provider under, and the administrator of, the PJM Open Access Transmission Tariff, or PJM Tariff. PJM also operates the PJM Interchange Energy Market and Capacity Credit Markets and conducts the day-to-day operations of the bulk power system of the PJM region. Under the PJM Tariff, transmission service is provided on a region-wide, open-access basis using the transmission facilities of PJM members at rates based on the costs of transmission service.

        On April 1, 2003, we received approval from FERC to transfer control of our transmission assets to PJM. FERC also accepted for filing the PJM Tariff as amended to reflect the inclusion of us and other new members, subject to a compliance filing, which was made on May 1, 2003, and to hearing on certain issues. On June 2, 2003, we began receiving electric transmission reservation services from PJM and transferred control of our Open Access Same Time Information System to PJM. We expect to transfer functional control of our transmission assets to PJM and to integrate fully into PJM's energy market structures on November 1, 2003.

USE OF PROCEEDS

        We will use the net proceeds from the sale of the Bonds to refinance amounts we used to repay the following debt securities of ours either at maturity or upon early redemption:

  •
  $100,000,000 First Mortgage 6.625% Bonds, Series 96, due July 15, 2003; and

  •
  $150,000,000 First Mortgage 7.750% Bonds, Series 97, due July 15, 2023.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of June 30, 2003, and as adjusted to give effect to the issuance and sale of the Bonds and the use of the proceeds from this offering as set forth under "Use of Proceeds" above. This table should be read in conjunction with our consolidated financial statements and related notes for the six months ended June 30, 2003, incorporated by reference in the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

	June 30, 2003
	Actual	As Adjusted
	($ in millions)
Short-term borrowings	$—	$—
Long-term debt: (1)
ComEd Transitional Funding Trust notes (2)	1,824	1,824
First mortgage bonds	3,434	3,434	(4)
Mandatorily redeemable preferred securities (5)	—	344	(3)
Other long-term debt	1,195	1,195
Mandatorily redeemable preferred securities (5)	344	—	(3)
Preference stock	7	7
Common shareholders' equity	5,823	5,823

Total capitalization, including short-term borrowings and current maturities	$12,627	$12,627

(1)
Includes unamortized debt discounts and premiums. Includes current maturities of long-term debt of $869 million, of which $340 million are ComEd Transitional Funding Trust notes. Includes fair value hedge carrying value adjustment of $46 million.

(2)
ComEd Transitional Funding Trust notes are notes issued by one of our special purpose subsidiaries. Illinois legislation allows a portion of our future revenues to be segregated and used to support the issuance of securities by a special purpose financing subsidiary. ComEd Transitional Funding Trust issued the notes in December 1998. The proceeds were used, among other things, to refinance a portion of our outstanding debt and equity securities.

(3)
In May 2003, the Financial Accounting Standards Board issued Statement of Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). On July 1, 2003 in accordance with SFAS No. 150, we reclassified the mandatorily redeemable preferred securities as liabilities. This reclassification is reflected in the "As Adjusted" column.

(4)
We expect to use the proceeds from the sale of the Bonds in this offering to refinance some of our first mortgage bonds that were outstanding on June 30, 2003, as set forth under "Use of Proceeds" above. As a result, the "As Adjusted" column does not reflect an increase for the Bonds being sold in this offering.

(5)
On January 24, 1997, ComEd Financing II issued $150 million in aggregate liquidation amount of 8.50% Capital Securities. The sole asset of ComEd Financing II is $154.6 million principal amount of our 8.50% Subordinated Deferrable Interest Debentures due January 15, 2027. On March 17, 2003, ComEd Financing III issued $200 million in aggregate liquidation amount of 6.35% Trust Preferred Securities. The sole asset of ComEd Financing III is $206.2 million principal amount of our 6.35% Junior Subordinated Deferrable Interest Notes due March 15, 2033. The $344 million amount includes a reduction of $6 million for fair value adjustments recorded at the time of the merger transaction in which we became a subsidiary of Exelon Corporation related to the 8.50% Capital Securities issued by ComEd Financing II. This amount is being amortized over the life of the related subordinated debt securities issued by us to ComEd Financing II.

DESCRIPTION OF THE BONDS

        The following description of the particular terms of the offered Bonds supplements the description of the general terms and provisions of the Bonds set forth in the accompanying prospectus under the caption "Description of Bonds."

        The Bonds will be issued under the Company's Mortgage dated July 1, 1923, as amended and supplemented and as further supplemented by a Supplemental Indenture dated as of August 13, 2003, creating the Bonds. The Bonds will bear interest at the rate per annum and will be due and payable on the dates set forth on the cover page of this prospectus supplement. We are issuing the Bonds on the basis of bondable bond retirements. As of August 6, 2003, the amount of net property additions not utilized under the Mortgage was approximately $2.490 billion and the amount of bondable bond retirements not utilized under the Mortgage was approximately $0.958 billion. See "Description of Bonds—Property Additions/Bondable Bond Retirements" in the accompanying prospectus for the meaning of the terms "bondable bond retirements" and "net property additions."

        The Bonds will be registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company, New York, New York (DTC). Beneficial interests in the Bonds will be shown on, and transfers will be effected only through, records maintained by DTC (with respect to participants' interests) and its participants. Except as described in this prospectus supplement, the Bonds will not be issued in certificated form. The Bonds will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Bonds will therefore settle in immediately available funds.

Principal, Maturity and Interest

        The Bonds will initially be limited in aggregate principal amount to $250,000,000. The Bonds will be issued in book-entry form only in denominations of $1,000 and integral multiples thereof.

        The Bonds will mature on August 15, 2010. Interest will be payable on the Bonds semiannually on February 15 and August 15 of each year, commencing on February 15, 2004, until the principal is paid or made available for payment. Interest on the Bonds will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        For so long as the Bonds are issued in book-entry form, payments of principal and interest will be made in immediately available funds by wire transfer to DTC or its nominee. If the Bonds are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to that holder at that holder's registered address. Payment of principal of the Bonds in certificated form will be made against surrender of those Bonds at the office or agency of our company in the City of Chicago, Illinois and an office or agency in the Borough of Manhattan, City of New York. Payment of interest on the Bonds will be made to the person in whose name those Bonds are registered at the close of business on the record date for the relevant interest payment date, which shall be February 1 and August 1 for the interest payment dates on February 15 and August 15, respectively. Default interest will be paid in the same manner to holders as of a special record date established in accordance with the Mortgage.

Redemption at Our Option

        We may, at our option, redeem the Bonds in whole or in part at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the Bonds to be redeemed, plus accrued interest on those Bonds to the redemption date, or

  •
  as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points, plus accrued interest on those Bonds to the redemption date.

        The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

        We will mail notice of any redemption at least 30 days but not more than 45 days before the redemption date to each registered holder of the Bonds to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Bonds or portions of the Bonds called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Bonds that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Bonds.

        "Comparable Treasury Price" means, with respect to any redemption date:

  •
  the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

  •
  if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

        "Quotation Agent" means the Reference Treasury Dealer appointed by us.

        "Reference Treasury Dealer" means (1) each of Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC and their respective successors, unless either of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a discussion of certain United States federal income tax consequences material to the purchase, ownership and disposition of the Bonds. This discussion deals only with Bonds that are held as capital assets (as that term is defined in section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) by a purchaser of the Bonds at their original offering price when originally offered by us. The statements set forth in the following discussion, to the extent they constitute matters of United States federal income tax law or legal conclusions with respect thereto, represent the opinion of Sidley Austin Brown & Wood LLP, our United States tax counsel.

        If an entity treated as a partnership for United States federal income tax purposes holds a Bond, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding a Bond should consult their tax advisors.

        This discussion is based on the Code, regulations issued under the Code and associated administrative and judicial interpretations, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, and any change could be retroactive. This discussion does not represent a detailed description of the United States federal income tax consequences to purchasers of the Bonds in light of their particular circumstances. It does not represent a detailed description of the United States federal income tax consequences applicable to beneficial owners of Bonds subject to special treatment under the United States federal income tax laws (including, without limitation, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, persons holding a Bond as a position in a straddle, conversion transaction, constructive sale, hedge, synthetic security or other risk reduction or integrated financial transaction or a person whose functional currency is other than the United States dollar). This discussion does not discuss the tax consequences for a beneficial owner of a Bond who or which is not a United States person for United States federal income tax purposes. There can be no assurance that a change in law will not alter significantly the tax considerations described in this discussion.

Interest

        Interest on a Bond will be taxed to a beneficial owner of a Bond as ordinary interest income at the time it accrues or is received, in accordance with the beneficial owner's regular method of accounting for federal income tax purposes. The Bonds will not be treated as issued with original issue discount.

Disposition of a Bond

        A beneficial owner of a Bond who disposes of a Bond by sale, exchange for other property, or payment by us, will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition (not including any amount attributable to accrued but unpaid interest) and the beneficial owner's adjusted tax basis in the Bond. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under "—Interest." In general, the beneficial owner's adjusted tax basis in a Bond will be equal to the initial purchase price of the Bond paid by the beneficial owner.

        Gain or loss realized on the sale, exchange or retirement of a Bond generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Bond has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

        Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain noncorporate owners of Bonds. Generally, we must report annually to the IRS the amount of interest that we paid to an owner of a Bond and the amount of tax that we withheld on that interest. In addition, backup withholding applies to a noncorporate owner if

  •
  the owner fails to furnish his or her taxpayer identification number, which for an individual would be his or her Social Security Number, to the payor in the manner required,

  •
  the owner furnishes an incorrect taxpayer identification number and the payor is so notified by the Internal Revenue Service, or IRS,

  •
  the payor is notified by the IRS that the owner has failed properly to report payments of interest and dividends, or

  •
  in certain circumstances, the owner fails to certify, under penalties of perjury, that he or she has not been notified by the IRS that it is subject to backup withholding for failure properly to report interest and dividend payments.

        The current rate of backup withholding is 28% of the amount paid. Any amounts withheld under backup withholding rules will be allowed as a refund or credit against an owner's federal income tax liability, provided the required information is timely furnished to the IRS.

        The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon an owner's particular situation. Prospective purchasers of the Bonds should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of Bonds, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

UNDERWRITING

        We intend to offer the Bonds through the underwriters. Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the principal amount of the Bonds listed opposite their names below.

Underwriter	Principal Amount
Banc One Capital Markets, Inc.	$67,500,000
J.P. Morgan Securities Inc.	67,500,000
Wachovia Capital Markets, LLC	67,500,000
ABN AMRO Incorporated	12,500,000
Citigroup Global Markets Inc.	12,500,000
Dresdner Kleinwort Wasserstein Securities LLC	12,500,000
Loop Capital Markets, LLC	10,000,000

Total	$250,000,000

        The underwriters have agreed to purchase all of the Bonds sold pursuant to the underwriting agreement if any of these Bonds are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        Certain of the underwriters will make the Bonds available for distribution on the Internet through a proprietary web site and/or third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between these underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation based on transactions conducted through the system. Certain of the underwriters will make the Bonds available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        It is expected that delivery of the Bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement (T + 5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the Bonds to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of 0.375% of the principal amount of the Bonds. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Bonds to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The expenses of the offering, not including the underwriting discount, are estimated to be $300,000 and are payable by us.

New Issue of Bonds

        The Bonds are a new issue of securities with no established trading market. We do not intend to apply for listing of the Bonds on any national securities exchange or for quotation of the Bonds on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Bonds after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Bonds or that an active public market for the Bonds will develop. If an active public trading market for the Bonds does not develop, the market price and liquidity of the Bonds may be adversely affected.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Bonds. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Bonds. If the underwriters create a short position in the Bonds in connection with the offering, i.e., if they sell more Bonds than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing Bonds in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Bonds. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. John W. Rogers, Jr., who is a member of the board of directors of Exelon Corporation, our parent, is also a board member of Bank One Corporation. In addition, Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc. serve as dealers for our, and certain of our affiliates', commercial paper programs.

LEGAL MATTERS

        Sidley Austin Brown & Wood LLP, Chicago, Illinois, will render an opinion as to the validity of the Bonds for us, and Winston & Strawn LLP, Chicago, Illinois, will render an opinion as to the validity of the Bonds for the underwriters. Winston & Strawn LLP provides legal services to Exelon and its subsidiaries, including us, from time to time.

EXPERTS

        The financial statements of Commonwealth Edison Company for the years ended December 31, 2002 and 2001 and for the periods from January 1, 2000 to October 19, 2000 and October 20, 2000 to December 31, 2000 incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K of Commonwealth Edison Company for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

Commonwealth Edison Company

First Mortgage 4.74% Bonds, Series 102, due 2010

PROSPECTUS SUPPLEMENT

Banc One Capital Markets, Inc.
JPMorgan
Wachovia Securities
ABN AMRO Incorporated
Citigroup
Dresdner Kleinwort Wasserstein
Loop Capital Markets, LLC

August 18, 2003

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
COMMONWEALTH EDISON COMPANY
SUMMARY FINANCIAL INFORMATION
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE BONDS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS